

December 27, 2020

John Karatzaferis
President and Chief Executive Officer
Bare Metal Standard, Inc.
3604 S. Banner Street
Boise, ID 83709

Re: Bare Metal Standard, Inc.
Correspondence filed December 14, 2020
Form 8-K Filed October 27, 2020
File No. 000-55795

Dear Mr. Karatzaferis:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 8-K filed October 26, 2020

General

1. We note your response to Comment One of our letter dated November 6, 2020. We continue to believe that you were a shell company at the time you acquired the assets of American Swiss Capital, as you appeared to have had no assets and nominal operations. In this regard, the activities described in your response letter appear to relate to the business of American Swiss Capital rather than to your own operations. Accordingly, please amend your Form 8-K to include Form 10 information as required by Item 2.01(f) of Form 8-K and the disclosure required by Item 5.06 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Coldicutt